August 6, 2015

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 4, 2015

File No. 333-203853

Dear Mr. Spirgel,

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated August 5, 2015, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Third Amendment”), which amended the Company’s Registration Statement on Form S-1 originally filed on May 5, 2015 (the “Original Form S-1” and, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on June 22, 2015, Amendment No. 2 to Registration Statement on Form S-1 filed on July 23, 2015 and the Third Amendment, the “Amended S-1”).

For convenience of your reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the respective page numbers in the Third Amendment. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1.

Description of Securities, page 85

1.	Please clearly describe what is meant by the description of the warrants as "pre-funded," including whether the "pre-funded" amount will be returned to the purchaser or other holder of the warrants if the warrants expire unexercised, the purpose of "pre-funding" warrants, and how the warrants you are offering achieve this purpose. Likewise, describe the purpose of the ownership thresholds included in the pre-funded warrants.

Company Response: The term “pre-funded” refers to the fact that the purchase price of the warrants includes almost all of the exercise price that will be paid upon closing of the offering, except for a nominal exercise price of $0.01. Investors would choose to purchase the Class B Units containing the pre-funded warrants if they want to initially invest a larger amount of capital into the Company without triggering certain ownership restrictions, and receive the ability to exercise their “right” to the shares underlying the pre-funded warrants at such nominal price when ready. Like many other convertible securities, the pre-funded warrants contain contractual language between the Company and the holder implementing certain blockers on ownership levels as well as specific expiration dates. Pre-funded Series B Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount paid at closing. We will revise the disclosure surrounding the pre-funded warrants to clarify that the purchase price will not be returned should the warrants expire unexercised.

Underwriting, page 94

2.	Please revise to clarify the purpose of the offering of the Series C and Series D warrants, and disclose under what circumstances the Series C and Series D warrants will be issued. For example, will the Series C warrants be sold simultaneously with the Class A units or only after all the available Class A units have been sold?

Company Response: We have revised the Underwriting section to clarify that the Series C Warrants and Series D Warrants will be issued and sold by the Underwriters simultaneously with the sale and issuance of the Class A Units and Class B Units and in the same manner as the Class A Units and Class B Units. The purpose of the Series C Warrants and Series D Warrants is to allow investors to further invest in the Company at a later time on the same terms as they had received in this offering through the exercise of the Series C Warrants and Series D Warrants. This provides the potential for the Company to receive further capital from the proceeds of such exercises without the expense of another public offering in a short time frame.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,
xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton
Chief Financial Officer